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                                                                      EXHIBIT 11



                THE RANDERS GROUP INCORPORATED AND SUBSIDIARIES
          STATEMENT REGARDING COMPUTATION OF EARNINGS (LOSS) PER SHARE



Primary Earnings Per Share

     Net income per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during each period. The number of shares used in computing net income per share for each of the three years included herein are as follows:


                                     Weighted Average
             Weighted Average        Number of Common
             Number of Common        Equivalent Shares
Year        Shares Outstanding          Outstanding                  Total
----      ---------------------     ----------------------          --------
1996            14,115,682                 --                      14,115,682
1995            14,115,682                 --                      14,115,682
1994            14,114,924                 --                      14,114,924


Fully Diluted Earnings Per Share

     The Company's outstanding stock options are exercisable at prices which are at or in excess of the market price. Under the treasury stock method of computing fully diluted earnings per share, the calculation of earnings per share based upon the exercise of the stock options would be antidilutive (would result in increased earnings per share).